FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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On August 10, we announced strong second quarter results. We posted excellent sales growth on both sides of the Atlantic. Our U.S. operations recorded the highest comparable store sales growth in more than five years, driven by an outstanding performance by Food Lion. Sales at our Belgian operations have recovered well since the beginning of the year, with comparable store sales growth amounting to 3.2% in the second quarter. In Greece, Alfa-Beta grew its sales by an excellent 14% (more on Alfa-Beta on page 2 of this newsletter).

Our operating margins continued to evolve favorably as well, despite the planned major conversion expenses at Kash n’ Karry/Sweetbay, continued price investments, particularly at Hannaford, and higher healthcare, utility and fuel costs. Our cost discipline, the improving inventory results due to ACIS and the more favorable sales mix allowed us to offset the underlying cost pressures and to remain one of the most profitable food retailers.

Our net financial expenses decreased by 7.2% due to the debt repayments in February and April. Together with the higher operating profit and a more favorable tax rate, this resulted in an increase of our net profit by 23.1% to EUR 94.6 million.

An obvious source for satisfaction around the second quarter, which was the primary driver of our solid results, is the progress on our strategic initiatives for sales building and executional excellence.

Reinforced price positioning

One of the areas on which our companies continued to focus during the first half of this year is their price competitiveness. In an environment with increasingly value-focused customers and with discounters continuing their growth in several of our key markets, a clear and effective price positioning is a key success factor for our operations.

Since June 2005, Food Lion has reinforced its very sharp price positioning by continued reinvestments in pricing, promotion and marketing efforts (see graph below). This contributed to the strong sales dynamics through an increase in customer traffic.

In March 2006, Hannaford saw an opportunity to drive extra sales, improving its price position and perception, particularly in the Massachusetts market, where it has significantly reinforced its presence with the acquisition of Victory Super Markets in November 2004. The competitive price position of Hannaford was recently confirmed in an independent survey. This study found that Hannaford tied with a regional competitor as the lowest priced supermarket chain in Massachusetts with a significant price lead over its largest competitors.

In March, Sweetbay, our Florida business, launched its price perception program “Savings on the Spot.” This program, which shows customers how much precisely they save on over 2,000 products, was fully up and running in all stores in April. With this campaign, Sweetbay wants to show its customers that high quality and competitive pricing can go hand in hand.

Since the beginning of the year, Delhaize Belgium worked vigilantly to improve its price perception. Aggressive advertising in newspapers and other media and continued adjustment of our pricing on item level, allowed us to improve price perception, resulting in stronger sales. We particularly focused on our center store assortment through in-store displays, loyalty card promotions and advertising. As you can see from the graph below, Delhaize Belgium remained within our targeted price difference with competition and stayed the lowest priced among the traditional supermarket competitors in Belgium.

Delhaize Belgium also launched a new website, www.delhaizepromo.be, bringing together all our promotional information, such as best market prices, volume promotions and additional loyalty card savings. Visitors of this website can make their personal promo shopping list, print it and take it with them as a reminder when doing their shopping.

Our European operating companies continued to expand the “365” brand of basic products at prices in line with the hard discounters. At the end of June, we carried approximately 380 “365” products in Belgium, 265 in Greece, 275 in the Czech Republic and 95 in Romania. The company aims to extend the “365” range to 470 products at year-end in Belgium.

We are convinced that our efforts in concept differentiation, accelerated network growth, market renewals and executional excellence as well as continuous focus on our price positioning, are the keys to our future success. Our excellent second quarter results confirm that this confidence is justified.

/s/ Pierre-Olivier Beckers

Pierre-Olivier Beckers

President & CEO, Delhaize Group

Food Lion % Price Difference	Delhaize Belgium % Price Difference

Weighted average of price differences with largest competitors on 160 key value items in each of 14 key Food Lion markets (end of June 2006)	Weekly survey of prices (including promotions) of approximately 6,000 products (national brands and fresh products), excluding private label products and loyalty card advantages (June 2006)

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Alfa-Beta: the Greek Food Specialist

“Even the bird’s milk”. For decades, Alfa-Beta has used this slogan to highlight its broad assortment to the Greek consumer. Today, assortment is still one of Alfa-Beta’s trump cards, together with service and convenience. Let’s take a closer look at Delhaize Group’s successful operating company in Greece.

Founded in 1939, Alfa-Beta is today the second largest food retailer in Greece, with a 142 store network at the end of June and 2005 sales of EUR 908 million. In order to be able to serve all types of communities, Alfa-Beta operates four food store formats: two company-operated formats (97 Alfa-Beta supermarkets and nine Alfa-Beta City convenience stores), and two affiliated formats (13 AB Shop & Go stores and 13 AB Food Markets). In addition, the company operates ten ENA cash & carry stores serving the retail trade.

Over the last years, Alfa-Beta posted solid growth. Sales grew by 3.1% in 2004 and by 4.0% in 2005. In the first half of 2006, sales in Greece increased by 11.9% due to successful commercial initiatives and accelerated store openings. Alfa-Beta also succeeded in reinforcing its profitability. Operating profit increased by 69.4% in the first half of 2006. Alfa-Beta’s solid progress is based on its focus on network development, concept leadership and executional excellence.

In the first half of 2006, Alfa-Beta added seven new stores, including five company-operated supermarkets. By the end of this year, the Greek network is expected to comprise 154 stores.

At the same time, the company continued its remodeling efforts in existing stores.

Alfa-Beta is the Greek food specialist, with a broad assortment of innovative, fresh, exclusive, international and local products. An important driver of differentiation in assortment is the company’s private label offer. In addition to the traditional Alfa-Beta private label, customers can find specialized private label lines such as “AB Close to Greek Nature” (regional products), “AB Choice” (premium-quality perishables), “VitaCare” (non-food products) and “GreenLeaf” (an organic health and beauty range).

In the recent years, Alfa-Beta has significantly reinforced its Everyday Fair Price position. In 2005 alone, prices on more than 2,000 products were lowered, supported by more price-focused marketing. In addition, customers can find 265 products of the “365” range of basic products at sharp prices, developed collectively with the other European companies of Delhaize Group. Customers can also gain additional savings through the successful AB Plus loyalty card program.

Offering good products at attractive prices, along with the legendary service that Alfa-Beta offers to customers, is only possible when supported by excellence in execution. Alfa-Beta continues to focus on improving the efficiency of its operations. The improved coordination between stores and distribution centers has resulted in higher productivity and better service levels to the stores. Based on the experience of other operating companies of Delhaize Group, Alfa-Beta started the implementation of “smart retailing” projects, increasing in-store efficiency and service levels. In 2007, Alfa-Beta will begin the implementation of ACIS, the margin and inventory management system, which was developed by Hannaford and successfully rolled out at Food Lion, at Kash n’ Karry and, more recently, in Belgium.

Recently, Alfa-Beta’s innovative approach to food retailing has been recognized with the “Best Food Retail Store” award from the Greek Retail Business Magazine.

More information: www.ab.gr

The Q2 2006 Results: Highlights

>	Strong sales growth of 6.8%

>	Higher operating margin at 4.7% (4.5% in 2005)

>	Net profit increased by 23.1%

IFRS, in millions except per share amounts	In USD Q2 2006	Q2 2006	In EUR Q2 2005	Change
Net sales and other revenues	6,213.8	4,903.4	4,591.3	+6.8%
Cost of sales	(4,648.4)	(3,668.6)	(3,441.2)	+6.6%
Gross profit	1,565.4	1,234.8	1,150.1	+7.4%
Gross margin	25.2%	25.2%	25.0%	—
Other operating income	24.5	19.4	17.3	+12.4%
Selling, general and administrative expenses	(1,290.7)	(1,018.1)	(952.4)	+6.9%
Other operating expenses	(9.8)	(7.8)	(8.6)	-9.5%
Operating profit	289.4	228.3	206.4	+10.6%
Operating margin	4.7%	4.7%	4.5%	—
Finance costs	(94.6)	(74.4)	(80.1)	-7.1%
Income from investments	6.6	5.1	5.4	-5.1%
Profit before taxes and discontinued operations	201.4	159.0	131.7	+20.7%
Income tax expense	(78.0)	(61.7)	(54.1)	+13.9%
Net profit from continuing operations	123.4	97.3	77.6	+25.4%
Result from discontinued operations, net of tax	(1.0)	(0.8)	0.7	N/A
Net profit before minority interests	122.4	96.5	78.3	23.2%
Net profit attributable to minority interests	2.3	1.9	1.4	27.2%
Net profit (group share)	120.1	94.6	76.9	+23.1%
Basic net profit per share (in EUR/USD)	1.26	1.00	0.82	+21.9%
Diluted net profit per share (in EUR/USD)	1.22	0.96	0.79	+21.5%

The press release on Delhaize Group’s Q2 2006 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

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Shareholder Information

Financial Calendar	Contacts & Inquiries

> 2006 third quarter results November 9, 2006
	Delhaize Group	Delhaize Group
Ticker Symbol	Investor Relations	Investor Relations
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> ADRs (NYSE): DEG	1070 Brussels	Salisbury, NC
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Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: August 31, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President